Exhibit 30 (q)

Description of Pruco Life of New Jersey's Issuance, Increases in or Addition of Insurance Benefits, Transfer and Redemption Procedures for Variable Appreciable Life® Contracts
Pursuant to Rule 6e-3(T)(b)(12)(iii)
and
Method of Computing Adjustments in Payments and Cash Surrender Values Upon Conversion to Fixed Benefit Policies
Pursuant to Rule 6e-3(T)(b)(13)(v)(B)

This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") in connection with the issuance of its Variable Appreciable Life Insurance Contract ("Contract"), the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts. The document also explains the method that Pruco Life of New Jersey will follow in making a cash adjustment when a Contract is exchanged for a fixed benefit insurance policy pursuant to Rule 6e‑2(b)(13)(v)(B).

I. Procedures Relating to Issuance and Purchase of the Contracts and to the Increase in or Addition of Benefits

A. Premium Schedules and Underwriting Standards

Scheduled Premiums on the Contract are payable during the insured's lifetime on an annual, semi‑annual, quarterly or monthly basis on due dates set forth in the Contract. If you pay premiums more often than annually, the aggregate annual premium will be higher to compensate us both for the additional processing costs and for the loss of interest (computed generally at an annual rate of 8%) incurred because premiums are paid throughout rather than at the beginning of each Contract Year. The premium amount depends on the Contract's initial Death Benefit and the insured's age at issue, sex (except where unisex rates apply), and risk classification. If you pay premiums other than on a monthly basis, you will receive a notice that a premium is due about three weeks before each due date. If you pay premiums monthly, we will send to you each year a book with 12 coupons that will serve as a reminder. You may change the frequency of premium payments with our consent.

Each Contract sets forth two premium amounts. The initial premium amount is payable on the Contract Date (the date the Contract was issued, as noted in each individual Contract) and on each subsequent due date until the Contract's anniversary immediately following the insured's 65th birthday (or until the Contract's tenth anniversary, if that is later). The second and higher premium amount set forth in the Contract is payable on and after that anniversary (the “premium change date”). However, if the amount invested under the Contract, net of any excess premiums, is higher than it would have been had only Scheduled Premiums been paid, had maximum Contractual charges been deducted, and had only an average net rate of return of 4% been earned, then the second premium amount will be lower than the maximum amount stated in the Contract. We will tell you what the amount of your second premium will be.

This Contract permits you to pay greater than Scheduled Premiums. You may make unscheduled premium payments occasionally or on a periodic basis. If you wish, you may select a higher contemplated premium than the Scheduled Premium. We will then bill you for the chosen premium. In general, the regular payment of higher premiums will result in higher Cash Surrender Values and, at least under Form B, in higher Death Benefits.

Conversely, a Scheduled Premium does not need to be made if the Contract Fund is large enough to enable the charges due under the Contract to be made without causing the Contract to lapse. The payment of premiums in excess of Scheduled Premiums may cause the Contract to become a Modified Endowment Contract for federal income tax purposes. If this happens, loans and other distributions, which would otherwise not be taxable events, may be subject to federal income taxation.

The underwriting standards and premium processing practices followed by Pruco Life of New Jersey are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

B. Application and Initial Premium Processing

Upon receipt of a request for life insurance from a prospective Contract Owner, Prudential will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

Since a Contract cannot be issued until after the underwriting process has been completed, we use a Limited Insurance Agreement to provide temporary life insurance coverage to prospective Contract Owners who pay the minimum initial premium at the time the request for coverage is submitted. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement, and is subject to the other terms of the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract. This date is used to determine the insurance age of the proposed insured. It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above. The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received from the Contract Owner and the Contract is delivered.

To facilitate administration, Contracts will generally not be given a Contract Date of the 29th, 30th or 31st of any month.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the net initial premium.

Pruco Life of New Jersey will transfer the appropriate amounts to the selected investment option(s) on the date the Contract is approved unless, as noted above, the Contract Owner selects a period of preliminary term insurance in which case the invested portion of the first scheduled premium will be transferred to the selected investment option(s) on the Contract Date. The variable benefits under all Contracts will be calculated on the assumption that the invested portion of the first scheduled premium was transferred to the Selected investment option(s) on the Contract Date. Any portion of the first premium payment in excess of the first scheduled premium will be credited (after deduction of up to 7‑1/2% thereof) as of the date of receipt. If the first premium is received before the Contract Date, the entire invested portion will be credited as of the Contract Date.

C. Premium Processing

Whenever a premium after the first is received, unless the Contract is in default past its days of grace, we will subtract the front-end deductions from the initial premium. The remainder of the initial premium will be allocated among the selected variable investment option(s) or the fixed rate option according to the allocations specified in the application form on the date of receipt in Good Order at the Payment Office (or, if that is not a business day, on the next business day), but not earlier than the Contract date. There is an exception if the Contract is in default within its days of grace. Then to the extent necessary to end the default, premiums will be credited as of the date of the default or the Monthly Date after default, and premiums greater than this amount will be credited when received. The Contract provides a grace period of 61 days from the date Pruco Life of New Jersey mails the Contract Owner a notice of default. As an administrative practice, Pruco Life of New Jersey extends the grace period by seven days to minimize manual processing required when premium payments are processed shortly after the 61st day.

The Contract has a Right to Cancel Contract provision, which gives Contract Owners the right to cancel the Contract within ten days of its delivery (or longer if required by state regulation). If the purchase of this Contract is a replacement under state law, this duration will be extended to a period required by such law.

D. Reinstatement

The Contract may be reinstated within three years after the date of default (this period will be longer if required by state law) unless the Contract has been surrendered for its Cash Surrender Value. A Contract will be reinstated upon our receipt of a written request for reinstatement, production of evidence of insurability satisfactory to Pruco Life of New Jersey and payment after front-end charges of at least the amount required to bring the premium account up to zero on the first monthly date on which a scheduled premium is due after the date of reinstatement. The premium account is the sum of the premiums paid, with interest at 4%, less the sum of the scheduled premiums due, with interest at the same rate. It is a measure of whether, on a time‑weighted basis, the

Contract Owner has paid enough premiums to keep the Contract with its minimum death benefit guarantee in effect. The Contract cannot go into default if the premium account is above zero.

Pruco Life of New Jersey will treat the amount paid upon reinstatement as a premium. It will deduct $2, plus up to 7.5% of the remaining payment, plus any charges with interest for any extra benefits, plus any other expense charges with interest. The Contract Fund of the reinstated Contract will, immediately upon reinstatement, be equal to this net premium payment, plus the Cash Surrender Value of the Contract immediately before reinstatement, plus a refund of that part of the deferred sales and administrative charges which would be charged if the Contract were surrendered immediately after reinstatement. This last addition to the Contract Fund is designed to avoid duplicative surrender charges. The original Contract Date still controls for purposes of calculating any contingent deferred sales and administrative charges.

The reinstatement will take effect the date Pruco Life of New Jersey approves the request for reinstatement.

E. Repayment of Loan

A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest which accrues daily, either at a fixed annual rate of 5.5% or, if a Contract Owner has elected to have a variable loan interest rate applicable to loans made under the Contract, at the variable loan interest rate then applicable to the loan. The Contract Owner may switch from the fixed to variable interest loan provision, or vice-versa with our consent.

When a loan is made, an amount equal to the loan proceeds is transferred out of the applicable investment options. Under the fixed rate Contract loan provision, the amount of Contract Fund attributable to the outstanding Contract loan will be credited with interest at an annual rate of 4%, and Pruco Life of New Jersey thus will realize the difference between that rate and the fixed loan interest rate, which will be used to cover the loan investment expenses, income taxes, if any, and processing costs. If so desired, the Contract Owner may elect to have a variable loan interest rate apply to the Contract loans, if any, that he or she may make. If this election is made:

1.Interest on the loan will accrue daily at an annual rate we determine at the start of each Contract year (instead of at the fixed rate of 5.5%). This interest rate will not exceed the greatest of (1) the "Published Monthly Average" for the calendar month ending two months before the calendar month of the Contract anniversary; (2) 5%; and (3) the rate permitted by law in the state of issue of the Contract. The "Published Monthly Average" means Moody's Corporate Bond Yield Average ‑ Monthly Average Corporate, as published by Moody's Investors Service, Inc. or any successor to that service, or if that average is no longer published, a substantially similar average established by the insurance regulator where the Contract is issued.

2. While a loan is outstanding, the amount that was transferred is credited with a rate, which is less than the loan interest rate for the Contract year by no more than 1.5% rather than with the actual rate of return of the investment options. Currently, we credit such amounts at a rate that is 1% less than the loan interest rate for the Contract year. If the loan remains outstanding at a time when we fixed a new rate, the new interest rate applies.

Upon repayment of Contract debt, the payment will be added to the investment option(s) and allocated among the variable investment option(s) in proportion to the amounts in each variable investment option attributable to the Contract as of the date of repayment.

F.    Addition of Insurance Benefits
After the first Contract Anniversary, Pruco Life of New Jersey permits Contract Owners to increase the amount of insurance by increasing the Face Amount of the Contract. The increase will be subject to state approval and the underwriting requirements we determine. No riders may be added after issue.

II. Transfers

The Pruco Life of New Jersey Variable Appreciable Account (the "Account") has Variable Investment Options, each of which is invested in shares of a corresponding portfolio of the Funds. The Funds are registered under the 1940 Act as open-end diversified management investment companies. In addition, a Fixed Rate Option is available.

Provided the Contract is not in default or is in force as variable reduced paid-up insurance, the Contract Owner may, up to four times in each Contract year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option without charge. All or a portion of the amount credited to a variable investment option may be transferred.

In addition, the entire amount of the Contract Fund may be transferred to the fixed rate option at any time during the first two Contract years. A Contract Owner who wishes to convert his or her variable Contract to a fixed benefit Contract in this manner must request a complete transfer of funds to the fixed rate option and should also change his or her allocation instructions regarding any future premiums.

Transfers among Variable Investment Options will take effect at the end of the valuation period in which a proper transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

Transfers from the fixed rate option to other investment options are currently permitted once each Contract year and only during the thirty-day period beginning on the Contract anniversary. The maximum amount which may currently be transferred out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option, and (b) $2,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the thirty‑day period beginning on the Contract anniversary will be effected as of the end of the valuation period which the request is received. These limits are subject to change in the future.

III. "Redemption" Procedures: Surrender and Related Transactions

A. Surrender for Cash Surrender Value

The Contract Owner may surrender the Contract, in whole or in part for its Cash Surrender Value or a reduced paid-up insurance benefit while the Insured is living. To surrender a Contract, Pruco Life of New Jersey may require the Contract Owner to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law. Generally, Pruco Life of New Jersey will pay your Contract’s Cash Surrender Value within seven days after all the documents required for such payment are received in Good Order at a Service Office. Surrender of all or part of a Contract may have tax consequences.

Pruco Life of New Jersey reserves the right to postpone paying that part of the Cash Surrender Value that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed; or (2) the Securities and Exchange Commission ("SEC") requires that trading be restricted or declares an emergency. The payment of any Cash Surrender Value attributable to the fixed‑rate option may be delayed up to six months. If we do so for more than 30 days, Pruco Life of New Jersey will pay interest at the rate of 3% a year (or as required by applicable law).

The Cash Surrender Value will be determined as of the end of the valuation period in which a surrender request is received in Good Order at a Service Office. The Contract’s cash surrender value is computed as follows:

1. If the Contract is not in default: The net cash value or Cash Surrender Value at any time in the first 10 Contract years is the Contract Fund, minus a surrender charge, consisting of a deferred sales charge and a deferred administrative charge, minus Contract debt. The net cash value on surrender at the end of the 10th Contract year or later is the Contract Fund minus Contract debt.

In no event will the deferred sales charge upon the surrender be greater than 25% of scheduled premiums due in Contract year one, plus 5% of the scheduled premiums due in Contract years two through five. For the purpose of computing this limit Pruco Life of New Jersey uses the lesser of premiums due and premiums paid. For this purpose scheduled premium means what an Insured in the non‑smoker rating class would pay if the Contract had no extra benefits. The maximum deferred sales charge in Contract years six through 10 is the maximum charge at the end of the fifth Contract year, reduced for persistency as explained in the prospectus and each Contract. The deferred administrative charge is $5 per $1000 of face amount for surrenders in Contract years one through five; this charge is reduced by 1/60 for each completed month since the fifth Contract anniversary. After 10 full Contract years the deferred sales charge and the deferred administrative charge are zero. The deferred administrative charge is designed to recover, as far as possible, the administrative expenses, such as underwriting expenses, incurred in connection with issuance of a Contract. As a result, in the early months after issue, there may be no net cash value if only scheduled premiums are paid.

For a paid‑up Contract that includes extra benefits, the Cash Surrender Value is the amount described above, plus the cash value of any extra benefits, which are paid from the general account.

2. If the Contract is in default during its days of grace, Pruco Life of New Jersey will compute the net cash value as of the date the Contract went into default. It will adjust this value for any loan the Contract Owner took out or paid back or premium payments or withdrawals made in the days of grace.

3. If the Contract is in default beyond its days of grace, the net cash value as of any date will be either the value on the date of any extended insurance benefit then in force, or the value on that date of any variable reduced paid‑up insurance benefit then in force, less any Contract debt.

In lieu of the payment of the net cash value in a single sum upon surrender of a Contract, an election may be made by the Contract Owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life of New Jersey, a combination of options. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

B. Partial Surrenders and Withdrawal of Excess Cash Surrender Value

A Contract Owner may surrender a Contract in part. Partial surrender involves splitting the Contract into two Contracts. One is surrendered for its Cash Surrender Value; the other is continued in force on the same terms as the original Contract except that future scheduled premiums are reduced based upon the continued Contract's face amount and all values under the Contract are proportionately reduced based upon the reduction in the face amount of insurance. The Contract continued must have a face amount of insurance of at least $50,000. An alternative to surrender or partial surrender of a Contract, available only before such Contracts become paid‑up, is a partial withdrawal of Cash Surrender Value without splitting the Contract into two Contracts. A partial withdrawal may be made only if the following conditions are satisfied. First, the amount withdrawn, plus the net cash value after withdrawal, may not be more than the net cash value before withdrawal. Second, the Contract Fund after withdrawal must not be less than the amount that will grow to the Tabular Contract Fund as of the next Monthly Date, assuming no premium payments, no withdrawals, no loan or repayments of loan, a net investment return in the investment options equal to the assumed rate of return of 4%, and the deduction of all Contract charges. Third, the amount withdrawn must be at least $500 under a Form B Contract and at least $2000 under a Form A Contract. A Contract Owner may make no more than four such withdrawals in a Contract year, and there is a fee of $15 for each such withdrawal. An amount withdrawn may not be repaid except as a scheduled or unscheduled premium subject to the Contract charges.

Whenever a withdrawal is made, the Death Benefit payable will immediately be reduced by at least the amount of the withdrawal. This will not change the Basic Insurance Amount (minimum face amount specified in the Contract) under a Type B (variable) Contract. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the Basic Insurance Amount. If a decrease in Basic Insurance Amount reduces coverage to below the surrender charge threshold, a surrender charge may be deducted. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a Basic Insurance Amount less than the minimum Basic Insurance Amount.

The Contract Fund is reduced by the sum of the cash withdrawn, any surrender charge resulting from the withdrawal, and any fee for the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn from the investment options.

Generally, we will pay any withdrawal amount within seven days after all the documents required for such payment, are received in Good Order at a Service Office.

C. Death Claims

Pruco Life of New Jersey will pay a death benefit to the beneficiary at the Insured’s death if the Contract is in force at the time of death. The proceeds will be paid within seven days after receipt at Pruco Life of New Jersey Service Office of due proof of death of the Insured and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made.

Pruco Life of New Jersey reserves the right to postpone payment of that part of the proceeds that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. Pruco Life of New Jersey reserves the right to postpone paying the remainder for up to six months.

In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Pruco Life of New Jersey should contest the validity of a death claim, an amount up to the Contract's investment base will be withdrawn, if appropriate, and held in Pruco Life of New Jersey's general account.

The following describes the death benefit if the Contract is not in default past its days of grace:

The death benefit under a Form A Contract is the face amount less Contract debt. The death benefit under a Form B Contract is the face amount, plus any excess of the Contract Fund over the Tabular Contract Fund, less any Contract debt. There may be an additional amount payable from an extra benefit added to the Contract by rider. Tabular Contract Funds on Contract anniversaries are shown in the contract data pages. Tabular Contract Funds at other times can be obtained by interpolation.

If the Contract Fund less the present value of all future charges for any extra benefits of either a Form A or a Form B Contract grows to exceed the net single premium at the Insured's attained age for the death benefit described above, the death benefit will be the Contract Fund, divided by such net single premium. The death benefit will be adjusted for any Contract debt and any extra benefits.

The proceeds payable on death also will include interest (at a rate determined by Pruco Life of New Jersey from time to time) from the date that the death benefit is computed (the date of death) until the date of payment.

Pruco Life of New Jersey will make payment of the death benefit out of its general account, and will transfer assets, if appropriate, from the general account in an amount up to the Contract Fund.

In lieu of payment of the death benefit in a single lump sum check, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life of New Jersey, a combination of options. The election of any available death benefit option may be made by the Contract Owner during the Insured's lifetime, or, at death, by the beneficiary. A death benefit option in effect at death may not be changed to another form of death benefit after death. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

D. Default and Options on Lapse

The Contract is in default on any monthly date on which the premium account is less than zero and the Contract Fund is less than an amount, which will grow at the assumed net rate of return to the Tabular Contract Fund applicable on the next monthly date. Monthly dates occur on the Contract date and in each later month on the same day in the month as the Contract date. The Contract provides for a 61‑day grace period, commencing with the mailing‑date of the notice of default, in which to remedy the default. The insurance coverage continues in force during the grace period, but if the Insured dies during the grace period, any charges due during the grace period are deducted from the amount payable to the beneficiary. Except for Contracts issued on certain Insureds in high risk rating classes, a lapsed Contract will provide extended term insurance at expiration of the grace period. The death benefit of the extended term insurance is equal to the death benefit of the Contract (excluding riders) as of the date of default, less any Contract debt. The extended term insurance will continue for a length of time that depends on the net cash value on the date of default, the amount of insurance, and the age and sex of the Insured. However, extended term insurance may be exchanged, if the Contract Owner so elects, for variable reduced paid‑up insurance within three months of the date of default. The face amount of the variable reduced paid‑up insurance will depend on the net cash value on the date of default, and the age and sex of the Insured.

Contracts issued on the above‑mentioned high risk Insureds will be converted to variable reduced paid‑up whole‑life insurance at expiration of the grace period.

During any period in which a Contract is in default, the Contract Owner may not change the way in which subsequent premiums are allocated or increase the amount of insurance by increasing the Basic Insurance Amount of the Contract.

E. Loans

The Contract provides that a Contract Owner, if the Contract is not in default beyond the grace period, may take out a loan at any time a loan value is available. The Contract Owner may borrow money on completion of a form satisfactory to Pruco Life of New Jersey. The Contract is the only security for the loan. Disbursement of the amount of the loan will be made within seven days of receipt of the form in Good Order at Pruco Life of New Jersey's Service Office. The investment options will be debited in the amount of the loan on the day the form is received. The percentage of the loan withdrawn from each investment option will be equal to the percentage of the value of such assets held in the investment option. A Contract Owner may borrow up to the Contract's full loan value. During the first Contract year, the loan value is zero. After the first Contract year, the loan value is 90% of the portion of cash value attributable to the variable investment options and 100% of the balance of the cash value less the portion of charges attributable to the fixed rate option that would be payable upon immediate surrender. The loan provisions have previously been described.
The Contract also provides for a loan value if the Contract is in effect under the Contract value option for variable reduced paid‑up insurance, but not if it is in effect as extended term insurance.

A loan does not affect charges. When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the Cash Surrender Value will be different from what they would have been had no loan been taken. Cash Surrender Values, and possibly Death Benefits, are thus permanently affected by any Contract Debt, whether or not repaid.

The guaranteed minimum death benefit is not affected by Contract debt if premiums are duly paid. However, on settlement the amount of any Contract debt is subtracted from the insurance proceeds. If Contract debt ever becomes equal to or more than what the net cash value would be if there were no Contract debt, all the Contract's benefits will end 61 days after notice is mailed to the Contract Owner and any known assignee, unless repayment of an amount sufficient to end the default is made within that period.

IV. Cash Adjustment Upon Exchange of Contract

At any time during the first 24 months after a Contract is issued, so long as the Contract is not in default, the Contract Owner may exchange it for an Appreciable Life insurance policy on the Insured's life issued by Pruco Life of New Jersey. This is a general account, universal‑life type policy with guaranteed minimum values. No evidence of insurability will be required to make an exchange. The new policy's premium and death benefit will be the same as the original Contract's on the date of exchange. The new policy will also have the same issue date and risk classification for the Insured as the original Contract. Any outstanding Contract debt must be repaid.

If the Contract Fund of the old Contract is at or above the Tabular Contract Fund, the Contract Fund of the new policy will be the same as that of the old one. If the Contract Fund of the old Contract is less than the Tabular Contract Fund, the difference must be paid in cash at the time of the exchange. Then the Contract Fund of the new policy will be the Tabular Contract Fund.

At the time of the exchange, Pruco Life of New Jersey will transfer assets, if appropriate, from the general account in an amount up to the applicable reserve.